SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO §240.13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO §240.13d-2

(Amendment No. N/A)*

DD3 Acquisition Corp.
(Name of Issuer)
Ordinary Shares
(Title of Class of Securities)
G2692M103
(CUSIP Number)
December 31, 2018
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G2692M103	13G	Page 2 of 9 Pages

1.	NAMES OF REPORTING PERSONS DD3 Mex Acquisition Corp
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Mexico

NUMBER OF SHARES BENEFICIALLY OWNED BY	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 1,630,375
EACH REPORTING PERSON WITH	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 1,630,375

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,630,375*

10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 22.4%*
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

* The securities are held directly by DD3 Mex Acquisition Corp (the "Sponsor") and indirectly by Dr. Martin M. Werner and Jorge Combe, each of whom shares voting power with respect to the Sponsor. Certain of the Issuer's other officers and directors hold economic interests in the Sponsor and pecuniary interests in certain of the securities held by the Sponsor. Each of Dr. Werner, Mr. Combe and such other officers and directors disclaims beneficial ownership of such securities except to the extent of his pecuniary interest therein.

CUSIP No. G2692M103	13G	Page 3 of 9 Pages

1.	NAMES OF REPORTING PERSONS Dr. Martin M. Werner
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Mexico

NUMBER OF SHARES BENEFICIALLY OWNED BY	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 1,630,375
EACH REPORTING PERSON WITH	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 1,630,375

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,630,375*

10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 22.4%*
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

* The securities are held directly by the Sponsor and indirectly by Dr. Martin M. Werner and Jorge Combe, each of whom shares voting power with respect to the Sponsor. Certain of the Issuer's other officers and directors hold economic interests in the Sponsor and pecuniary interests in certain of the securities held by the Sponsor. Each of Dr. Werner, Mr. Combe and such other officers and directors disclaims beneficial ownership of such securities except to the extent of his pecuniary interest therein.

CUSIP No. G2692M103	13G	Page 4 of 9 Pages

1.	NAMES OF REPORTING PERSONS Jorge Combe
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Mexico

NUMBER OF SHARES BENEFICIALLY OWNED BY	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 1,630,375
EACH REPORTING PERSON WITH	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 1,630,375

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,630,375*

10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 22.4%*
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

* The securities are held directly by the Sponsor and indirectly by Dr. Martin M. Werner and Jorge Combe, each of whom shares voting power with respect to the Sponsor. Certain of the Issuer's other officers and directors hold economic interests in the Sponsor and pecuniary interests in certain of the securities held by the Sponsor. Each of Dr. Werner, Mr. Combe and such other officers and directors disclaims beneficial ownership of such securities except to the extent of his pecuniary interest therein.

CUSIP No. G2692M103	13G	Page 5 of 9 Pages

Item 1(a).	Name of Issuer:

DD3 Acquisition Corp. (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

Pedregal 24, 4th Floor, Colonia Molino del Rey, Del. Miguel Hidalgo, 11040 Mexico City, Mexico

Item 2(a).	Name of Person Filing:

This statement is filed on behalf of each of the following persons (collectively, the “Reporting Persons”):

(i) DD3 Mex Acquisition Corp
(ii) Dr. Martin M. Werner
(iii) Jorge Combe

Item 2(b).	Address of Principal Business Office or, if None, Residence:

The principal business address of each of the Reporting Persons is Pedregal 24, 4th Floor, Colonia Molino del Rey, Del. Miguel Hidalgo, 11040 Mexico City, Mexico

Item 2(c).	Citizenship:

DD3 Mex Acquisition Corp is a company organized under the laws of Mexico and each of Dr. Martin M. Werner and Jorge Combe are citizens of Mexico.

Item 2(d).	Title of Class of Securities:

Ordinary Shares

Item 2(e).	CUSIP Number:

G2692M103

CUSIP No. G2692M103	13G	Page 6 of 9 Pages

Item 3.		If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with § 240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution:____________________

Not Applicable.

CUSIP No. G2692M103	13G	Page 7 of 9 Pages

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the Issuer identified in Item 1.

Disclosure for each Reporting Person:

(a)	Amount beneficially owned:

DD3 Mex Acquisition Corp – 1,630,375 shares

Martin M. Werner – 1,630,375 shares

Jorge Combe – 1,630,375 shares

(b)	Percent of class:

DD3 Mex Acquisition Corp – 22.4%

Martin M. Werner – 22.4%

Jorge Combe – 22.4%

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote:

DD3 Mex Acquisition Corp – 0

Martin M. Werner – 0

Jorge Combe – 0

(ii)	Shared power to vote or to direct the vote:

DD3 Mex Acquisition Corp – 1,630,375 shares

Martin M. Werner – 1,630,375 shares

Jorge Combe – 1,630,375 shares

(iii)	Sole power to dispose or to direct the disposition of:

DD3 Mex Acquisition Corp – 0

Martin M. Werner – 0

Jorge Combe – 0

(iv)	Shared power to dispose or to direct the disposition of:

DD3 Mex Acquisition Corp – 1,630,375 shares

Martin M. Werner – 1,630,375 shares

Jorge Combe – 1,630,375 shares

DD3 Mex Acquisition Corp. holds 1,630,375 Ordinary Shares, which represents 22.4% of the total Ordinary Shares issued and outstanding as of November 23, 2018, based on an aggregate of 7,269,450 shares, outstanding as of September 30, 2018, as reported in the Report of the Issuer on Form 10-Q that was filed with the Securities and Exchange Commission on November 26, 2018.

The securities described above are held directly by DD3 Mex Acquisition Corp. and indirectly by Dr. Martin M. Werner, who is Chairman and Chief Executive Officer of DD3 Acquisition Corp., and Jorge Combe, who is Chief Operating Officer of DD3 Acquisition Corp., and together share voting power with respect to DD3 Mex Acquisition Corp. Both Mr. Werner and Mr. Combe disclaim beneficial ownership of such securities except to the extent of their pecuniary interest therein.

CUSIP No. G2692M103	13G	Page 8 of 9 Pages

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Not Applicable.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

 Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

 See Exhibit 1.

Item 9.	Notice of Dissolution of Group.

 Not Applicable.

Item 10.	Certifications.

Not Applicable.

CUSIP No. G2692M103	13G	Page 9 of 9 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 11, 2019

DD3 MEX ACQUISITION CORP

By:	/s/ Martin M. Werner
Name: Martin M. Werner
Title: Authorized Representative

/s/ Martin M. Werner
Name: Martin M. Werner

/s/ Jorge Combe
Name: Jorge Combe